December 28, 2006

VIA EDGAR and HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0407

Attn.:	Michele M. Anderson

Legal Branch Chief

Division of Corporation Finance

Re:	WC Acquisition Holdings Corp.

Registration Statement on Form S-4

Amendment No. 1

File No. 333-138594

Ladies and Gentlemen:

Under cover of this letter, WC Acquisition Holdings Corp. (the “Company”) hereby files with the Commission pre-effective Amendment No. 1 to the Company’s registration statement on Form S-4 (the “Amendment”). On behalf of the Company, we are furnishing the Commission staff by hand delivery three marked and two unmarked courtesy copies of the Amendment in typeset format. Each marked courtesy copy shows all changes to the registration statement as originally filed on November 13, 2006.

The Amendment includes unaudited financial information of PAETEC Corp. (“PAETEC”) and US LEC Corp. (“US LEC”) as of September 30, 2006 and for the nine month periods ended September 30, 2006 and 2005, and other information updated through at least September 30, 2006.

The Amendment also reflects changes made in response to the Commission staff’s letter of comment dated December 15, 2006. The Company and, where applicable, PAETEC and US LEC have responded to all of the staff’s comments. The Company’s responses to the staff’s letter are set forth below, with each paragraph numbered to correspond to the numbered comments in the staff’s letter. The page references in the responses below are to the pages of the staff’s courtesy copies of the filing. To facilitate the staff’s review of disclosures made in

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response to the staff’s comments, we have identified many of these disclosures with numbered references in the margins of the marked courtesy copies that correspond to the numbered comments in the staff’s letter.

All page number references in the Company’s responses are to the page numbers in the joint proxy statement/prospectus included in the Amendment.

General

1. Advise us why you believe that the current disclosure permits shareholders to make a reasonably informed decision on the proposed transaction and satisfies the requirement to disseminate a prospectus that meets the requirements of Section 10. In this regard, your disclosure indicates that PAETEC and US LEC may agree to adjust the exchange ratios to facilitate the listing of the PAETEC Holding common stock and that there is no limit on the range of adjustments that may be made. As a result, you are unable to specify the number of shares of common stock issuable on a per share basis. Also advise us whether US LEC will resolicit in the event the parties adjust the exchange ratios, and if not, please explain why. Your response should address how your disclosure provides sufficient meaningful disclosure about what stockholders will receive and the uncertainty of the consideration.

The Company believes that the current disclosure permits stockholders to make a reasonably informed decision regarding whether to approve the proposed transaction and, accordingly, that the disclosure satisfies the requirement that the Company disseminate a prospectus that meets applicable requirements. As described in the joint proxy statement/prospectus and as explained below, it is principally the information about the size of each merger exchange ratio in relation to the other ratio, rather than information about the absolute levels of the exchange ratios, that will enable stockholders to cast an informed vote. One exchange ratio may be adjusted only if a proportionate adjustment is made to the other ratio. Although a reduction of the exchange ratios would decrease the number of shares of common stock issuable on a per share basis, any such reduction would have substantially the same effect as a reverse stock split and would not affect merger consideration value. Exchange ratio adjustments would reduce the total number of Company shares issuable in the mergers but, by proportionately increasing the anticipated value of each Company share, would not alter the value of the merger consideration payable to any individual stockholder, to the PAETEC or US LEC stockholders considered as separate groups, or to all stockholders of both companies as a whole.

Function of Exchange Ratios. As discussed in the joint proxy statement/prospectus, the two companies fixed the merger exchange ratios at the specified levels in an attempt to ensure that PAETEC securityholders, on the one hand, and US LEC securityholders, on the other, each would receive a targeted percentage of the ownership of the Company. We refer the staff to the detailed discussion of the calculation of the exchange ratios that appears on pages 220-221. Because the function of the exchange ratios is solely to define the allocation of merger consideration between the two securityholder groups, the companies could have negotiated lower initial exchange ratios that are proportionate between the two securityholder

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groups without affecting merger consideration value. In fixing the initial exchange ratios disclosed in the filing, PAETEC and US LEC considered that a transaction based on those ratios would result in a post-merger capitalization and public float of the Company that likely would satisfy the listing and maintenance requirements of the NASDAQ Global Market and also would provide easily understood reference points for stockholders and other persons evaluating the proposed merger consideration.

Purpose and Effect of Exchange Ratio Reduction. As described in the joint proxy statement/prospectus, the sole purpose of a reduction in the exchange ratios would be to decrease the total number of shares of Company common stock to be issued in the mergers and thereby increase the expected trading prices for the common stock to a level that PAETEC and US LEC consider reasonably sufficient to meet the minimum $5.00 bid price requirement of the NASDAQ Global Market. As further disclosed, in accordance with the merger agreement, PAETEC and US LEC would implement any reduction in the exchange ratios in a manner that would maintain the relative proportionate interests of the holders of the PAETEC common stock and the US LEC common stock in the PAETEC Holding common stock immediately following the effective time of the mergers. The Company has included a table, which appears on page 222, showing the effects of a range of potential exchange ratio adjustments. As shown in the last column of the table, no such reduction would alter the respective ownership percentages of the PAETEC and US LEC securityholders in the Company. As explained above, one exchange ratio may be adjusted only if a proportionate adjustment is made to the other ratio, thereby preserving relative value allocation between the PAETEC and US LEC securityholders.

As disclosed in the third risk factor that appears on page 29, the sole effect of an exchange ratio reduction would be to reduce the total number of Company shares issuable in the mergers and, as a result, the number of Company shares issuable on a per share basis to PAETEC and US LEC stockholders. The Company does not believe that any such reduction would affect merger value. A reduction of exchange ratios would be similar in effect to a reverse stock split implemented immediately following the closing date (assuming for this purpose a 1.623 exchange ratio for PAETEC and 1.000 exchange ratio for US LEC), and would increase the anticipated value of the Company shares in proportion to the decrease in the total number of shares issuable in the mergers.

Resolicitation of US LEC Stockholders. For the reasons set forth above, the Company does not believe that a reduction in the merger exchange ratios would reasonably be expected to affect the investment decision of any stockholder who will vote on approval of the transaction. US LEC concurs with the Company’s views in this regard and, although US LEC will consider at the time of any reduction whether it will resolicit its stockholders, US LEC does not believe that any advance commitment by it to undertake a resolicitation is warranted. The Company and US LEC note that:

•	the joint proxy statement/prospectus and associated communications (including the letter to stockholders) highlight the possibility that PAETEC and US LEC have the right to reduce proportionately the merger exchange ratios solely for the limited purpose of facilitating the listing of the Company common stock on the NASDAQ Global Market;

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•	the joint proxy statement/prospectus contains numerous and detailed disclosures explaining the calculation of the initial exchange ratios, the function of the exchange ratios, and the effect of potential exchange ratio reductions at different levels; and

•	the joint proxy statement/prospectus discloses that, in the event of any exchange ratio reduction, PAETEC and US LEC each will promptly issue a press release, and US LEC will promptly file a Current Report on Form 8-K, discussing the nature and effect of the reduction.

As described in the joint proxy statement/prospectus, the parties are monitoring the trading prices of the US LEC common stock to determine whether the Company’s common stock likely would satisfy the $5.00 minimum bid price initial listing requirement without action to reduce the merger exchange ratios. The Company notes, for the staff’s information, that the closing price of the US LEC common stock on the NASDAQ Global Market, which was $4.77 immediately before announcement of the transaction, has exceeded $5.00 on every trading day since September 6, 2006 and $8.00 on every trading day since October 17, 2006.

2. Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

The Company has complied with the staff’s comment, as noted above.

3. We note that you include a legend referring to the safe harbor for forward-looking statements in several of your Rule 425 communications. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes PAETEC Holding’s registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. In future Rule 425 communications, please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to you.

The Company and US LEC will comply with the staff’s comment in future Rule 425 communications.

Cover page

4. Disclose the total number of shares to be issued in the mergers assuming the number of each company’s shares outstanding as of the most recent date prior to mailing the materials. Similarly revise throughout the document.

The Company has updated the applicable share numbers to November 30, 2006 and undertakes to update the applicable share numbers to the most recent practicable date prior to mailing the materials. The Company refers the staff to the applicable disclosures on the cover page and on pages 5, 144, 244, 247 and 289.

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5. Revise the cover page to indicate when the parties will finalize the exchange ratios.

The Company has revised the cover page to disclose that the parties may reduce the exchange ratios, and thereby fix the final exchange ratios, at any time before the date of the special meetings of PAETEC and US LEC stockholders. For the reasons set forth in the Company’s response to comment no. 1, the Company believes that any such reduction would not preclude stockholders from making, based on the current disclosure, a reasonably informed decision concerning whether to approve the proposed transaction.

Summary

6. Please disclose the fact that the parties have entered into a commitment letter to obtain senior secured financing in the amount of $850 million credit facility, of which you will use $800 million to repurchase the US LEC preferred shares and pay off all outstanding debt of both companies.

The Company has complied with the staff’s comment by including the requested disclosure on pages 3 and 239.

7. We note from your discussion under “What will happen in the proposed transaction?” that approval of the US LEC charter amendment proposal is a condition to completion of the mergers. Revise the US LEC proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

The US LEC proxy card has been revised to comply with the staff’s comment.

8. Given the preliminary ownership amounts listed under “What votes are required to approve the charter amendment proposal?”, revise to prominently disclose that approval of the US LEC merger proposal and the charter amendment proposal is assured.

The Company has complied with the staff’s comment by including the requested disclosure on pages 6 and 7 under “Summary” and elsewhere on page 141.

9. In order to provide a balanced presentation, please revise “Why have PAETEC and US LEC decided to merge?” to summarize the material risks associated with the proposed transactions that were considered by the respective boards.

The Company has complied with the staff’s comment by including the requested disclosure on page 5.

Interests of Directors and Executive Officers in the Mergers, page 11

10. Please revise to briefly summarize and quantify in dollar terms the interests of certain directors and officers that may conflict with the interests of shareholders. Provide expanded disclosure under “Interests of PAETEC’s Directors and Executive Officers in the Mergers” on page 164 and “Interests of US LEC’s Directors and Executive Officers in the

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Mergers” on page 188 by presenting quantified information on both an aggregate and individual basis. Also revise the summary to clarify the merger’s effect on any stock and option plan and severance and employment agreements as they relate to your officers and directors.

The Company has complied with the first and third sentences of the staff’s comment by including the requested disclosures under “Summary” on pages 13-14.

The Company has complied with the second sentence of the staff’s comment by including the requested disclosures on pages 172-175 and pages 199-204.

Conditions to Completion of the Mergers, page 11

11. Disclose that the material conditions to the merger are generally waiveable. In addition, disclose here whether it is the US LEC board’s intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

The Company has complied with the staff’s comment by including the requested disclosures on pages 16 and 224.

12. Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus necessitating amendment and resolicitation. If the tax opinion condition is waiveable, please confirm that US LEC will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

The tax opinion condition is waiveable. US LEC will recirculate the joint proxy statement/prospectus and resolicit its stockholders if there is a material change in tax consequences and the condition is waived. The Company has added disclosure to this effect on pages 16 and 224.

13. Please update here, and throughout, to disclose the early termination of the Hart-Scott-Rodino Act waiting period and FCC approval of the merger.

The Company has complied with the staff’s comment by including the requested disclosure on pages 17 and 215.

Material U.S. Federal Income Tax Consequences of the Mergers, page 13

14. Clearly state that the summary discussion of the tax consequences is based on opinions of counsel provided by Hogan & Hartson and Skadden, Arps, Slate, Meagher and Flom.

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The Company has complied with the staff’s comment by revising the referenced disclosure on pages 17 and 206.

Risk Factors, page 25

15. Under “PAETEC and US LEC will be subject to business uncertainties and contractual restrictions…” on page 27, indicate the extent to which customers, suppliers and others have provided notice of termination of or sought to change the nature of their relationships with the two companies since the announcement of the mergers, if at all.

The Company advises the staff that it does not believe that it has received any material notices of termination (individually or in the aggregate) or material requests from customers, suppliers or others (individually or in the aggregate) to change their relationships with PAETEC or US LEC related to the mergers. Because the Company believes that any disclosure related to the absence of these events would mitigate the referenced risk factor, no additional disclosure is proposed at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PAETEC, page 40

Overview, page 40

16. Please identify the four businesses that PAETEC acquired between 1998 and 2006 as well as the four additional businesses from which it acquired customer bases or other assets.

The Company has complied with the staff’s comment by including the requested disclosure on page 45.

Recapitalization Related Costs, page 43

17. Please disclose the reasons for and the purpose of the leveraged recapitalization earlier this year.

The Company has complied with the staff’s comment by including the requested disclosure on page 48.

Adjusted EBITDA Presentation, page 48

18. If you intend to use “adjusted” EBITDA as a performance measure, we believe you must meet the burden of demonstrating the usefulness of excluding recurring items. We also believe that burden is not easily met. In that regard, you have not adequately addressed the manner in which management uses “adjusted EBITDA” or how it is useful to investors. Simply stating that this measure is used as a “supplemental indicator of PAETEC’s operating performance” does not sufficiently convey to readers how management uses this measure. We do not understand how this measure could be used by either management or investors to “facilitate comparison” of the company’s operating performance with that of its competitors, as

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you mention, if the adjusted items are not similar in nature. Additionally, the economic substance behind management’s decision to use such a measure is unclear, as is how the elimination of certain recurring and non-recurring items results in the presentation of a meaningful measure of your performance. Please expand your narrative disclosures to more specifically address the bullet points in response to Question 8 of the Frequently Asked Questions Concerning the Use of Non-GAAP Measures (which can be found at the following website address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm).

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 53-54.

PAETEC’s Business, page 73

Overview, page 73

19. We note the disclosure regarding PAETEC’s transmission lines and network and carrier services customers as of June 30, 2006. Please update to a more recent date. In doing so, please also disclose PAETEC’s market share, if known. Provide similar disclosure for US LEC beginning on page 107.

The Company has complied with the first sentence of the staff’s comment by updating the referenced disclosure to September 30, 2006 on pages 77 and 111.

Neither PAETEC nor US LEC possesses reliable market share data for inclusion in the joint proxy statement/prospectus. Accordingly, no market share disclosure is proposed.

The US LEC Special Meeting, page 135

How to Vote, page 137

20. Please provide us with the passwords necessary to access the site by which US LEC shareholders can vote via the Internet.

In response to the staff’s request, the referenced password information accompanies the hand-delivered copy of this letter.

Proxy Solicitations, page 139

21. You indicate that US LEC’s officers, directors and employees may solicit proxies personally, electronically or by telephone in addition to this filing. Specify the means by which these persons may solicit “electronically.” Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

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In response to the first part of the staff’s comment, US LEC’s officers, directors and employees will not solicit proxies electronically. The reference to such means of solicitation has been deleted.

US LEC confirms its understanding of the referenced requirements of Exchange Act Rules 14a-6(b) and (c).

Other Business; Adjournment, page 139

22. Your disclosure indicates that US LEC may adjourn or postpone the meeting for the purpose of soliciting additional proxies, but that such adjournment will require shareholder approval. We note, however, that the form of proxy filed as exhibit 99.13 does not contain a separate proposal for adjournment to permit further solicitation of proxies. If you wish to obtain authority to adjourn the meeting to solicit additional, proxies for the other proposals, please provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

The US LEC proxy card has been revised to comply with the staff’s comment with respect to any adjournment of the special meeting. Because under Delaware corporate law any decision to postpone (as opposed to adjourn) a stockholders meeting is properly a matter for action by US LEC’s board of directors, no stockholder authority is sought to approve any postponement.

The Mergers, page 140

Background of the Mergers, page 141

23. Elaborate on the acquisition opportunities PAETEC considered following withdrawal of the company’s initial public offering in 2005 and the reasons why PAETEC did not pursue them. Identify the company with which PAETEC engaged in preliminary merger discussions and discuss the reasons why those discussions terminated. If disclosure of this company would competitively harm PAETEC, provide a general characterization of it instead (e.g., public or private company? Relative size?).

The Company has complied with the staff’s comment by including the requested disclosures on page 145.

24. Expand the discussion of the strategic issues (e.g., revenue growth and balance sheet refinancing) discussed between Messrs. Aab, DiNovi and Krupka in the latter half of 2005. Further discuss US LEC’s preferred stock repayment obligation due in 2010 and the reasons why THL and Bain were prepared to accept a cash repurchase of their preferred shares that was at a $30 million discount from the liquidation value. Discuss how the parties arrived at that discount figure.

The Company has complied with the staff’s comment by including the requested disclosures on page 146.

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25. In addition to the discussions held between Messrs. Aab, DiNovi and Krupka, please also expand upon the other “strategic and financing alternatives” explored by Mr. Aab, including monitoring the “activities” of other industry participants, and address why the alternatives were rejected. Please identify all such companies and explain what you mean by “monitoring.” With respect to PAETEC, elaborate on the consideration given to the fact that PAETEC was pursuing a recapitalization and refinancing and why this was attractive to US LEC, such that Mr. Aab discussed with the board a possible combination with PAETEC if the recapitalization and refinancing were successfully completed.

The Company has complied with the staff’s comment by including the requested disclosures on page 146.

26. Please elaborate as to how Messrs. Aab and Chesonis arrived at the 2/3rd and 1/3rd post-transaction ownership assumptions during their preliminary discussions on June 12, 2006. Summarize any subsequent negotiations regarding the proposed equity split of the combined company. Similarly expand to discuss the parties’ negotiation of the PAETEC exchange ratio, including how they settled upon the ratio of 1.623 shares. Also specify the range of valuations for the two companies that Messrs. Aab and Chesonis discussed.

The Company has complied with the staff’s comment by including the requested disclosures on pages 146 and 147.

27. Summarize the nature of the negotiations pertaining to the merger agreement, the preferred stock purchase agreement and the voting agreements, as mentioned in the first paragraph on page 144, as well as the matters relating to the proposed governance of the combined company, as referenced in the third paragraph on page 144. Highlight any significant issues that arose during these negotiations.

The Company has complied with the staff’s comment by including the requested disclosures on page 149.

28. Specify the modifications to the combination structure as presented by members of PAETEC’s management at the board meeting on July 25, 2006. Also discuss the reasons that led to those changes.

The Company has complied with the staff’s comment by including the requested disclosures on page 150.

29. The Background section contains multiple references to presentations or analyses provided by the parties’ financial advisors, such as Deutsche Bank’s presentation of a preliminary analysis at the June 30 US LEC board meeting and the valuation analyses applied by the companies and their financial advisors as reviewed by Merrill Lynch at the August 3 PAETEC board meeting. Advise us why each of these presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required

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by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

The preliminary presentation by Merrill Lynch to the PAETEC board of directors on August 3, 2006 contained substantially the same analysis regarding the proposed mergers as was contained in the final presentations made by Merrill Lynch to the PAETEC board of directors on August 10, 2006, the material terms of which are summarized in the section entitled “The Mergers—Fairness Opinions Presented to the PAETEC Board of Directors,” beginning on page 156. Similarly, the preliminary presentation by Deutsche Bank to the US LEC board of directors on June 30, 2006 contained substantially the same analysis regarding the proposed mergers as was contained in the final presentations made by Deutsche Bank to the US LEC board of directors on August 11, 2006, the material terms of which are summarized in the section entitled “The Mergers—Fairness and Other Opinions Presented to the US LEC Board of Directors,” beginning on page 179. Accordingly, the inclusion of detailed summaries regarding these preliminary presentations would be unnecessarily duplicative of the proposed disclosures and would not provide additional material information to assist stockholders in making an informed decision regarding the proposed mergers.

30. Disclose why each party engaged two financial advisors.

The Company has complied with the staff’s comment by including the requested disclosures on pages 155 and 178.

Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Merger, page 146

31. Provide the basis for the board’s belief that the proposed business combination would create one of the strongest competitive communications providers in the Eastern United States and in other major markets, and specify the “other major markets” mentioned here.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 153. The Company has clarified that the board’s belief in the combined company’s anticipated strength was based on its consideration of the bulleted factors appearing immediately after the statement referred to by the staff.

32. Please disclose the bases of the projection for the amount and timing of the $25 and $40 million in annualized cost savings. Allocate these cost savings by type, e.g., cost of sales, SG&A expenses, compensation expense, etc. Also expand the description of the material assumptions underlying the projection.

The Company has complied with the staff’s comment by including the requested disclosures on page 154.

33. Please elaborate on what the board considered regarding the “expected financial condition and liquidity prospects of the combined company” under “Financing and Combined Company Financial Position.” Indicate what consideration the board gave to the combined

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company’s substantial level of indebtedness, including the resulting limitation on its ability to raise additional capital. Similarly expand the discussion of what the board considered regarding the results of the due diligence investigation with respect to US LEC’s financial condition, results of operations and business, and explain how this factor supports or does not support the decision to approve the merger.

The Company has complied with the staff’s comment by including the requested disclosures on page 155.

34. The factors listed under “Other Considerations” are vague. Specifically address how the board considered the risks concerning the transaction costs and US LEC’s unexpected liabilities and contingencies. In addition to these generally negative factors, please advise what consideration was given to any other potentially adverse affects of the merger.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 156.

Fairness Opinions Presented to the PAETEC Board of Directors, page 149

35. Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letters.

In response to the staff’s request, a copy of the Merrill Lynch engagement letter and the presentation by Merrill Lynch to PAETEC’s board of directors dated August 10, 2006, which was distributed to the board of directors to assist it in connection with its consideration of Merrill Lynch’s fairness opinion, accompanies the hand-delivered copy of this letter.

In response to the staff’s request, a copy of the Capitalink engagement letter and the presentation by Capitalink to PAETEC’s board of directors dated August 10, 2006, which was distributed to the board of directors to assist it in connection with its consideration of Capitalink’s fairness opinion, accompanies the hand-delivered copy of this letter.

In response to the staff’s request, a copy of the Deutsche Bank engagement letter and the presentation by Deutsche Bank to US LEC’s board of directors dated August 11, 2006, which was distributed to the board of directors to assist it in connection with its consideration of Deutsche Bank’s fairness opinion, accompanies the hand-delivered copy of this letter.

In response to the staff’s request, a copy of the Houlihan Lokey engagement letter and the presentation by Houlihan Lokey to US LEC’s board of directors dated August 11, 2006, which was distributed to the board of directors to assist it in connection with its consideration of Houlihan Lokey’s fairness opinion, accompanies the hand-delivered copy of this letter.

Pursuant to Rule 101(c)(2) of Regulation S-T and Rule 12b-4 of Regulation 12B, we have submitted these supplemental materials and the correspondence relating thereto to the

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staff in paper format only and have not filed these materials in an electronic format with the staff, and we are requesting that the staff return these materials to the Company’s attention upon the conclusion of the staff’s review of the registration statement.

36. Please revise to indicate whether the advisor recommended the amount of consideration to be paid in the proposed transaction, as required by Item 1015(b)(5) of Regulation M-A.

The Company has complied with the staff’s comment by including the requested disclosures on page 157, pages 163-164, page 186 and page 198.

37. Disclose any instructions or limitations the board provided to the advisor regarding the fairness opinions. See Item 1015(b)(6) of Regulation M-A.

Neither the PAETEC board of directors nor the US LEC board of directors provided any instructions or limitations to their respective financial advisors regarding their fairness opinions that would be disclosable under Item 1015(b)(6) of Regulation M-A and that were not disclosed in the original filing. Accordingly, no additional disclosure is proposed in response to this comment.

38. Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third-parties, including a third-party’s financial advisor. Accordingly, please disclose all material projections that PAETEC provided to US LEC and/or its respective financial advisors and the projections that US LEC gave to PAETEC and/or PAETEC’s financial advisors, or advise us why they are not material. Also disclose the basis for and the nature of the material assumptions underlying the projections.

As disclosed in the Amendment, each company furnished financial projections to the other company. The Company does not believe that disclosure of the standalone projections prepared by the managements of PAETEC and US LEC would provide additional material information to assist stockholders in making an informed decision regarding the proposed mergers. Each company used these projections principally to conduct due diligence regarding the other company and, with modifications to each set of financial projections as originally furnished, to derive financial projections for the combined company. As discussed in the Amendment, the PAETEC exchange ratio was fixed by reference to the proposed allocation of the post-transaction common equity between PAETEC and US LEC. This allocation was based on the anticipated contribution each company would make to the combined company’s earnings before interest, income taxes, depreciation, amortization and other specified items in the balance of 2006 and in 2007 (as adjusted to take into account the relative net leverage in each company’s capital structure), as well as on a consideration of the liquidity and control benefits that would be achieved by PAETEC’s stockholders as a result of the mergers. The bases for the determination of the allocation of the post-transaction common equity and the PAETEC exchange ratio are described

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under “Background of the Mergers” on page 147. As described under “Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Mergers” on page 153 and under “Recommendation of US LEC’s Board of Directors; US LEC’s Reasons for the Mergers” on page 175, the board of directors of each company considered the foregoing factors at the meetings held by it to consider whether to approve the merger agreement.

In addition to the foregoing factors, the other financial information considered by the board of directors as material to its evaluation of the mergers included the anticipated cost savings attributable to the mergers, which are disclosed on pages 153-154 and 176-177, the financial analyses set forth in the applicable opinions of the financial advisors to each company, which are described beginning on pages 156 and 179, and the projections of the combined company prepared jointly by the managements of PAETEC and US LEC and reviewed with the financial advisors of both companies. The Company does not believe that disclosure of the combined company financial projections would provide additional material information to assist stockholders in making an informed decision regarding the proposed mergers. As indicated above, the disclosures in the Amendment concerning anticipated post-merger cost savings and the analyses of the financial advisors reflect information contained in those financial projections and considered by the board of directors of each company.

For the foregoing reasons, no additional disclosure is proposed regarding financial forecasts prepared by management of either company.

39. As required by Item 1015(b)(4) of Regulation M-A, please state the amount of fees the financial advisors will receive. Disclose the portion of the fee that is contingent upon completion of the merger. Provide similar disclosure in the summary on page 10. Also revise any references to the advisors’ opinions appearing in the sections relating to the boards’ reasons for the merger to address these contingent payments and consider adding a risk factor to address the contingent nature of the fees payable. In addition, disclose the compensation that the advisors received for services provided to the company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 12-13, page 163, and page 178.

The Company has considered the addition of a risk factor concerning the contingent nature of fees payable, but believes that the inclusion of such a risk factor is not warranted. The Company notes that PAETEC and US LEC each received a written fairness opinion and financial advisory services from a second financial advisor in exchange for fees the payment of which were not contingent upon completion of the mergers. Accordingly, no risk factor disclosure is proposed in response to the staff’s comment.

40. We note that Merrill Lynch’s written opinion appearing as Annex D-1 states that its opinion is “solely for the use and benefit of the Board of Directors of PAETEC” and both the written opinion and the summary disclosure state that the opinion is “not intended to confer rights or remedies upon any other entity or persons.” We note similar language appearing in Houlihan Lokey’s opinion letter and the related disclosure. These limitations appear to limit

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reliance by investors on this opinion. We view these limitations as inappropriate since the opinions are being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for the advisors’ belief that shareholders cannot rely on the opinions to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

The Company has complied with the staff’s comment by deleting the statements referenced by the staff in the written opinion of Merrill Lynch and the related summary disclosure, and the similar statements referenced by the staff in the written opinion of Houlihan Lokey and the related summary disclosure.

41. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Include a more detailed summary of the analyses performed, such as the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values calculated for each analysis, and provide more detailed explanations of how the various implied exchange ratio ranges were calculated. Also describe the purpose of each analysis, such as Deutsche bank’s analysis of “Pro Forma Trading Statistics.” Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand. Among your revisions, explain what the advisors mean by “implied equity value” and “terminal value.”

The Company has complied with the staff’s comment by including additional disclosures and revising the referenced disclosures on pages 160-162, 169-170, 181-186 and 191-197.

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42. Revise the discussion of Merrill Lynch’s “Contribution Analysis” to indicate how the $40 million of expected synergies were allocated between the two companies. Also revise to indicate the results assuming the synergies were excluded.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 159.

43. We reference Merrill Lynch’s “Discounted Cash Flow Analysis.” Please expand your discussion of how it arrived at the terminal value multiples and determined the discount rate range of 15.0% to 17.0% used in the analysis. To this end, describe in greater detail the “weighted-average cost of capital based on an analysis of US LEC and other comparable companies.” Provide similar discussions throughout the document.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 161.

44. Briefly describe the criteria Merrill Lynch used to select the companies for its “Public Comparables Analysis” and explain how they were deemed “reasonably comparable” to US LEC and PAETEC. Similarly explain on what basis the precedent transactions utilized for the “Acquisition Comparables Analysis” were “reasonably comparable” to the mergers. Similarly revise the discussion of Capitalink’s analyses.

The Company has complied with the staff’s comment by including the requested disclosures on pages 161 through 163 and pages 167 and 168.

45. Expand your explanation of how the range of terminal multiples, discount rates, and the implied equity range values were calculated by Capitalink for the “Discounted Cash Flow Analysis.”

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 169 and 170.

Interests of PAETEC’s Directors and Executive Officers in the Mergers, page 164

46. Please state whether PAETEC Holding intends to have executive employment agreements in place by the period immediately following the merger, and, if not, how you will determine the executive officers’ compensation for the near term.

The Company has complied with the staff’s comment by including the requested disclosures on page 172.

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Recommendation of US LEC’s Board of Directors; PAETEC’s Reasons for the Merger, page 167

47. As appropriate, please respond to the above comments regarding the PAETEC board’s reasons for the merger.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 175-180.

48. Revise the disclosure under “Opinions of Financial Advisors to US LEC” to explain the purpose of the adequate surplus opinion and indicate that it is a condition to closing the US LEC preferred stock repurchase agreement.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 178.

Fairness and Other Opinions Presented to the US LEC Board of Directors, page 170

49. As appropriate, please respond to the above comments regarding the fairness opinions presented to PAETEC’s board.

The Company has complied with the staff’s comment by including the requested disclosures on pages 181-186 and pages 191-197.

50. The US LEC board’s recommendation section indicates that Deutsche Bank provided an opinion that the consideration with respect to the US LEC merger and the US LEC preferred stock repurchase was fair. Revise to summarize Deutsche Bank’s analysis regarding the fairness of the stock repurchase.

As the staff notes, and as disclosed on page 178, the board of directors of US LEC retained Deutsche Bank to provide an opinion that the consideration with respect to the US LEC merger and the US LEC preferred stock repurchase was fair. This constituted one opinion with respect to the overall transaction, not two separate opinions. Deutsche Bank considered the impact of the US LEC preferred stock repurchase on fairness to the holders of US LEC common stock throughout its various financial analyses. For example, in its implied valuation analysis, Deutsche Bank calculated the impact of the $30 million discount associated with the US LEC preferred stock repurchase, both assuming that this discount accrues to the holders of US LEC common stock and assuming that it does not. However, Deutsche Bank was not asked to, and did not, analyze the US LEC preferred stock repurchase as a separate transaction. The Company has revised the referenced disclosures on page 178 to clarify that Deutsche Bank rendered one opinion with respect to the overall transaction, not two separate opinions.

51. Clarify how the bulleted items appearing under “US LEC Preferred Stock Repurchase” support the opinion that the preferred stock repurchase is fair to US LEC and its shareholders.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 196.

Securities and Exchange Commission

52. We note the disclaimer in the last paragraph on page 186 and in Houlihan Lokey’s written opinions appearing as Annexes E-2 and E-3 that the advisor “do[es] not assume any responsibility” with respect to the data, material and other information provided to it. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may caution readers not to “unduly rely” or place “undue certainty” on the data and other information. Please revise both the disclosure in this section and the identical language in Houlihan Lokey’s opinion letters.

The Company has complied with the staff’s comment by revising the referenced disclosures as well as the opinions to clarify that Houlihan Lokey does not assume responsibility for independently verifying the information referenced.

53. Revise to address what consideration the US LEC board gave to the fact that both Deutsche Bank and Houlihan Lokey recently provided services to PAETEC.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 178.

Material U.S. Federal Income Tax Consequences of the PAETEC Merger and the US LEC Merger, page 195

54. It appears that you intend the tax discussions to be counsels’ opinion. If so, please revise to clearly state that each discussion is counsel’s opinion. Alternatively, advise us whether you intend to obtain and file long-form tax opinions.

The tax discussion beginning on page 206 has been revised to clarify the basis for such discussion. PAETEC and US LEC will obtain and file as exhibits to a subsequent pre-effective amendment to the registration statement long-form tax opinions of Hogan & Hartson LLP and Skadden, Arps, Slate, Meagher & Flom LLP, respectively, which are referred to in the revised disclosure on page 206. The Company will furnish drafts of these opinions to the staff for its review under cover of a separate letter.

55. We note your disclosure that “[a]ssuming that the PAETEC merger together with the US LEC merger will be treated as an integrated series of transfers under Section 351…and subject to the possibility…that the June 2006 leveraged recapitalization of PAETEC will also be integrated…the treatment of PAETEC stockholders for U.S. federal income tax purposes will generally be as follows….” Neither you nor counsel may assume any legal conclusions underlying the opinion. Please revise to remove statements assuming the tax consequences of the transaction and clearly state that the transaction is structured to qualify as an integrated series of transfers under Section 351 and that the June 2006 recapitalization will be integrated with the PAETEC merger and the resulting tax treatment. If counsel is unable to opine on a particular matter, such as the tax consequences for PAETEC stockholders who received cash in the leveraged recapitalization, then it should clearly state in the opinion that it is not able to opine on the particular material tax consequence and why it is not able to opine on this tax consequence.

Securities and Exchange Commission

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 207 and 208.

56. Please remove all uses of the word “generally” from the summaries of the tax opinions contained here and in the summary on page 13 when the word is used to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word “should” to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 207 and 208.

Dissenters’ or Appraisal Rights, page 198

57. Briefly explain on page 201 why US LEC stockholders are not entitled to appraisal rights under Delaware law.

The Company has complied with the staff’s comment by including the requested disclosure on page 212.

The Merger Agreement, page 204

Calculation of PAETEC Exchange Ratio, page 208

58. Clarify at the top of page 209 why the number of shares of PAETEC common stock and US LEC common stock actually outstanding immediately before the effective time of the merger will differ from the number of shares currently outstanding, thus resulting in a change to the equity split.

The Company has complied with the staff’s comment by revising the referenced disclosures on page 221.

Conditions to the Completion of the Mergers, page 210

59. Briefly describe the nature of the communications regulatory opinion that each party must receive. File the consent of the firms being engaged to provide such opinions and confirm in your response letter that the opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

The Company has complied with the first part of the staff’s comment by including the requested disclosure on page 224.

The communications regulatory opinions will not be addressed to, or be rendered for the benefit of, either company’s stockholders and, accordingly, do not constitute the type of opinion that is required to be filed as an exhibit to the registration statement pursuant to Item 601 of Regulation S-K. Accordingly, no action is proposed in response to the second part of the staff’s comment.

Securities and Exchange Commission

Termination Fees, page 214

60. We note that each party is obligated to pay the termination fee if the merger agreement is terminated due to an inability to obtain shareholder approval. Include a risk factor discussion to highlight the fact that the merger agreement restricts the ability of both companies’ shareholders to defeat the mergers because of the termination fee payable if either company’s shareholders do not approve the transaction.

The Company has complied with the staff’s comment by supplementing the last risk factor appearing on pages 31-32 to disclose the termination fees that would be payable if the mergers were not completed in specified circumstances. Contrary to the staff’s suggestion, however, the Company does not believe that the effect of customary termination fees is appropriately characterized as restricting the ability of the Companies’ stockholders to defeat the mergers. The companies fixed the termination fee levels in accordance with standards under Delaware law that are intended to prevent the establishment of such fees at levels that would have such an effect.

Description of Proposed New Financing Arrangements, page 227

61. Specify the amount of cash that will be applied to the various uses listed in this section.

The Company has complied with the staff’s comment by including the requested disclosure on page 239.

62. Supplement your disclosure of the principal payments to include your best estimate of the interest payable on an annual basis.

The Company has complied with the staff’s comment by including the requested disclosure on pages 241-242.

63. Under “Covenants” on page 230, include quantified disclosure of the maximum total debt to adjusted consolidated EBITDA ratio and the maximum fixed charge coverage ratio and the minimum forward fixed charge coverage ratio. In addition, expand to discuss the nature of the agreement’s restrictions on making investments and engaging in transactions with your affiliates.

The Company has complied with the staff’s comment by including the requested disclosures on page 242.

64. Expand to discuss what constitutes an event of default as contemplated by the commitment letter and the consequences of default.

Securities and Exchange Commission

The Company has complied with the staff’s comment by revising the referenced disclosures on page 243.

Comparison of Stockholder Rights, page 233

65. It appears that the PAETEC Holding bylaws do not provide for stockholders to request that the CEO or Secretary call a special meeting. Since the US LEC bylaws provide stockholders with such an ability, please advise us why you have not reflected the elimination of this provision as a separate sub-proposal for consideration by US LEC stockholders as part of the charter amendment proposal.

The elimination of the referenced provision of the US LEC bylaws in the PAETEC Holding bylaws has not been included as a separate sub-proposal for consideration by US LEC stockholders as part of the charter amendment proposal because amendments to the US LEC bylaws are not required to be submitted to stockholders under Delaware corporate law or the US LEC charter or bylaws. The Company believes that the difference in the treatment of stockholders’ rights to request, and cause to be held, special meetings of stockholders is adequately described on page 255.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers, page 258

66. Please provide the beneficial ownership amounts as of the most recent date practicable prior to mailing the proxy statements and revise the footnote disclosure as appropriate.

The Company has complied with the staff’s comment by including the referenced disclosures on pages 279-286.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Information, pages 119-130

67. We reference the first risk factor on page 28. It is unclear why PAETEC directors and officers may receive change in control payments given that the formation of the holding company does not result in a change in control. Please clarify your disclosures and advise us. In addition, you should reflect an accrual on your pro forma balance sheet to give effect to all costs of the merger, including any compensation to be paid to directors and officers.

The consummation of the transactions contemplated by the merger agreement would result in a “change of control” for purposes of the Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreements of the PAETEC executive officers. If an executive officer is terminated by the Company within one year following the deemed change of control caused by the mergers, the agreements provide that the executive officers will be entitled to two times the payments to which they otherwise would be entitled under the agreements. The form of these agreements is filed as Exhibit 10.6 to the registration statement. The Company has deleted the reference to “change of control” on page 32 and clarified its disclosures regarding the operation of these agreements under “Interests of PAETEC’s Directors

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and Executive Officers in the Mergers” on pages 172 and 173 and “Management of PAETEC Holding After the Mergers –Termination and Change in Control Payments” on pages 273 through 275. Because these agreements are not expected to generate any merger-related expenses, the Company has not accrued any such expenses.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

68. Refer to adjustment (a) to your pro forma income statements. Pro forma income statement adjustments should be directly related to the merger transaction, factually supportable, and expected to have a continuing impact. Your adjustments to interim period and year-end revenues do not appear to be directly related to the acquisition of US LEC. Please note that the elimination of deferred revenues in your purchase accounting should not impact the amount of earned revenues reflected in your pro forma income statements. Please remove these adjustments or advise us.

The Company has complied with the staff’s comment by removing the adjustment from the pro forma income statements on pages 130 and 133.

69. Refer to adjustment (b) to your pro forma income statements. Similar to the above comment, it is unclear to us how your elimination of customer set-up fees and customer installation costs from your historical financial results is consistent with Rule 11-02(b)(6) of Regulation S-X. Please remove these adjustments for your pro forma income statements or advise us.

The Company has complied with the staff’s comment by removing the adjustment from the pro forma income statements on pages 130 and 133.

70. We note in footnote (d) on page 126 that pro forma interest expense was calculated “using interest rates that were prevailing during the six months ended June 30, 2006.” Please clarify that you are using the interest rate that is currently available or what you expect to incur on the debt. Please make a similar revision to footnote (d) on page 129.

The Company has revised its disclosures in footnote (b) on page 130 and footnote (b) on page 133 to clarify that it is using the interest rates that are currently prevailing to compute pro forma interest expense and that it does not anticipate that interest rates on the new facilities will differ significantly from the currently prevailing rates.

71. Reference is made to your calculations of loss allocated to common stockholders, disclosed in footnote (f) to the year-end and interim period pro forma income statements. In light of your contemplated repurchase of the preferred stock, it is unclear why you are giving effect to the accretion of the preferred stock and the cumulative preferred stock dividends. Also, the inducement charge will not have a continuing effect on the combined company, so you should remove it. Please revise or advise us.

The Company advises the staff that the accretion on preferred stock, cumulative preferred stock dividends, and inducement charge (treated as a dividend) are not related to the

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contemplated mergers, but instead represent historical results of the Company. The Company has revised the footnote (now referenced as footnote (d) on pages 130 and 133) to clarify the nature of these amounts.

Notes to Consolidated Financial Statements (PAETEC Corp. and Subsidiaries), page F-7

Redeemable Preferred Stock, page F-23

72. Please tell us, in detail, how you determined that the conversion and redemption features on your redeemable preferred stock were embedded derivatives. Include in your response specific reference to the authoritative literature that you relied upon as the basis for your accounting.

On February 4, 2000, PAETEC Corp. (“PAETEC” or the “Company”) completed a private equity transaction that consisted of the sale of 134,000 shares of Series A convertible redeemable preferred stock (the “Preferred Stock”). The shares of Preferred Stock were convertible at any time at the option of the holder into shares PAETEC’s Class A common stock at a price equal to $7.50 per share of Class A common stock. This $7.50 conversion price may have been reduced because of anti-dilution adjustments and other specified events as defined in PAETEC’s certificate of incorporation. PAETEC had the right to require all holders of the Preferred Stock to convert their shares into Class A common stock upon the completion of a qualified initial public offering (“QPO”), as defined in the Agreement. At any time after February 4, 2007, but not after the completion of a QPO or a specified sale of PAETEC, any holder of the Preferred Stock had the right to require PAETEC to repurchase for cash any or all of the outstanding shares of the Preferred Stock at fair market value, as defined in the agreement pursuant to which the Preferred Stock was issued. In addition, the PAETEC certificate of incorporation contained a mandatory redemption feature whereby PAETEC would redeem the Preferred Stock on the tenth anniversary of the issue date for a redemption price equal to $1,000 per share (par) plus accrued and unpaid dividends. As described below, PAETEC determined that the conversion option represented an embedded derivative. The mandatory redemption feature of the Preferred Stock was not considered an embedded derivative.

To determine whether the conversion option should be separated from the Preferred Stock host contract and accounted for as a derivative instrument, the three criteria in paragraph 12 of Statement of Financial Accounting Standards (“SFAS”) No. 133 were considered:

1.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to those of the host contract (SFAS No. 133, paragraph 12(a)).

2.	The hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other applicable accounting literatures with changes in fair value reported in earnings as they occur (SFAS No. 133, paragraph 12(b)).

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3.	The embedded derivative, on a freestanding basis, would be a derivative instrument that is subject to the requirements of SFAS No. 133 (SFAS No. 133, paragraph 12(c)).

The Company performed the following analyses concerning these three criteria:

Criterion 1: The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to those of the host contract.

Paragraph 12(a) of SFAS No. 133 provides that, if the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to those of the host contract, the first criterion is satisfied. The Company considered the following terms of the Agreement to determine whether or not the conversion right was clearly and closely related to the host contract:

•	The Agreement contained the mandatory redemption feature by which PAETEC must redeem the Preferred Stock on the tenth anniversary of the issue date for a redemption price equal to $1,000 per share (par) plus accrued and unpaid dividends.

•	The holders of the Preferred Stock had the right to require PAETEC to repurchase for cash any or all of the outstanding securities by giving written notice to PAETEC of such holder’s exercise of this right, any time after the seventh anniversary of the closing of the Agreement, but not after the consummation of a QPO or Sale of PAETEC (as defined in the Preferred Stock agreement). The repurchase price, as defined in the Agreement, was the fair market value of the Preferred Stock, which was determined by defined means in the Agreement.

The Company considered the definition of a debt security in Paragraph 137 of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which provides that a debt security may be “[a]ny security representing a creditor relationship with an enterprise. It also includes (a) preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor…” The features described above meet the condition in paragraph 137(a), and PAETEC concluded that the Preferred Stock host contract was a debt host, considering the fact that the mandatory redemption price of par plus accrued and unpaid dividends provided a minimum stated return for the holders that could be received upon redemption.

The Company also considered the terms of the conversion option in the Agreement when evaluating whether the economic characteristics of the conversion option were clearly and closely related to the debt host. The conversion option provided the holders of the security the right to convert all or any portion of the Preferred Stock into a number of shares of PAETEC’s Common Stock at an initial conversion price of $7.50 per share. In accordance with paragraph 61(k) of SFAS 133, the changes in fair value of an equity interest and the interest rates

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on a debt instrument are not clearly and closely related and thus, the conversion option for a debt security is not clearly and closely related to its host contract. Given that the Agreement was determined to be a debt host contract, PAETEC concluded that the conversion option is therefore not clearly and closely related and the criterion in paragraph 12(a) is met.

Criterion 2: The hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under other applicable accounting literature with changes in fair value reported in earnings as they occur.

Paragraph 12(b) of SFAS No. 133 states the second criterion, that the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other applicable accounting literature, with changes in fair value reported in earnings as the occur. The Preferred Stock, which embodies the embedded conversion option, would not be re-measured at fair value under applicable accounting literature other than SFAS No. 133. Therefore, the criterion in paragraph 12(b) is met.

Criterion 3: The embedded derivative, on a freestanding basis, would be a derivative instrument that is subject to the requirements of SFAS No. 133.

Paragraph 12(c) of SFAS No. 133 provides the third criterion, that the embedded derivative, on a freestanding basis, would be a derivative instrument that is subject to the requirements of SFAS No. 133. The Company evaluated the characteristics of the conversion option to determine whether it met the criteria of the four characteristics of a derivative instrument as defined under Paragraph 6 of SFAS 133.

1.	Paragraph 6(a) of SFAS No. 133 states the first two requirements: that a derivative instrument has

a.	one or more underlyings; and

b.	one or more notional amounts or payment provisions or both.

For the conversion option, the underlying was the price of the Class A common shares into which the convertible redeemable Preferred Stock could be converted. The notional amount was the number of Class A common shares into which the Preferred Stock could be converted. Hence, the embedded conversion option, if freestanding, would meet the two conditions in paragraph 6(a).

2.	Paragraph 6(b) of SFAS No. 133 states the third requirement of a derivative instrument, that it requires no initial net investment or an initial net investment that is smaller (by more than a nominal amount) than would be required to acquire the asset related to the underlying.

The initial net investment in the conversion feature was considered to approximate its fair value, which would have been smaller, by more than a

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nominal amount, than the amount that would have been required to acquire shares of our common stock. Hence, the embedded conversion option, if freestanding, would meet the condition in paragraph 6(b).

3.	Paragraph 6(c) of FASB 133 states the fourth requirement of a derivative instrument: that its terms require or permit net settlement, that it can readily be settled net by a means outside the contract, or that it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The right of the holders to require PAETEC to buy back the Preferred Stock at fair value after the seventh anniversary effectively allowed the Preferred Stockholders to net cash settle the conversion option. The fair value of the Preferred Stock was presumed to be equal to the greater of (a) the fair value of the debt host, and (b) the fair value of the shares of the Common Stock into which it would convert. Because the Preferred Stock was mandatorily redeemable on February 4, 2010 at its original notional amount plus accumulated but unpaid dividends, the fair value of the Preferred Stock was assumed to be at least equal to the present value of the amount that would have been received by the Preferred Stockholders upon mandatory redemption. However, because the Preferred Stock was also convertible into Class A common stock at the option of the holder, the fair value of the Preferred Stock was presumed to be at least equal to the fair market value of PAETEC’s Class A common shares. Therefore, although the conversion option, in or by itself, allowed only physical delivery of PAETEC’s Class A common shares, the aforementioned put right provided for net cash settlement of both the conversion option and the debt host. Hence, the embedded conversion option, if freestanding, did meet the condition in paragraph 6(c).

Although the embedded conversion option, if freestanding, met all the criteria stipulated in paragraph 6 of SFAS No. 133, such conversion option may not have qualified as a derivative instrument if it met the scope exception under paragraph 11(a) of SFAS No. 133, which states:

Notwithstanding the conditions in paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position (pursuant to Emerging Issue Task Force (“EITF”) No.00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock).

Generally, if a conversion option can only be settled by physical delivery of shares it would meet the criteria to be classified in equity under EITF 00-19 (thus qualifying for the scope exception), and would not require separate accounting. However, if the investor can require the issuer to settle the conversion option in net cash (i.e., the investor may choose between net cash or physical settlement), the conversion option would not meet the criteria to be classified in equity under EITF 00-19, and therefore, would not qualify for the scope exception provided in paragraph 11(a).

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In this circumstance, the investor could require PAETEC to settle the conversion option in net cash through exercise of the put right discussed above. In evaluating this guidance, PAETEC considered a provision of the Agreement which provided that PAETEC may require all of the holders of Preferred Stock to convert all, and not less than all, of the then outstanding shares into Common Stock upon the closing of a QPO, as defined in PAETEC’s restated Certificate of Incorporation. The investor’s ability to exercise the put right was contingent upon the fact that PAETEC did not complete a QPO or Sale of PAETEC, as defined in the shareholder agreement, prior to February 8, 2007. In other words, it was contingent on the passage of time (7 years), unless certain contingent events occurred that would have nullified this right (both of which were not completely within PAETEC’s control). The Company’s ability to complete a QPO or Sale of PAETEC was not completely within the control of PAETEC. Paragraph 8 of EITF 00-19 notes that an equity derivative does not qualify to be classified as equity if it may be net cash settled “including a requirement to net cash settle the contract if an event that occurs and if that event is outside the control of the company.”

The Company concluded that the conversion option embedded in the Agreement met all three criteria in paragraph 12 of SFAS No. 133. Accordingly, the conversion option was separated from the host contract and recorded as a liability at its fair value. Any subsequent changes in its fair value were recorded in PAETEC’s statements of operations.

Stockholders Equity, page F-24

The Warrant Plan, page F-27

73. Based on your accounting policy disclosure of your warrant plan designed to create an incentive for your sales agents on page F-12, it appears that you recognize compensation expense based on the fair value of these warrants in accordance with EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. However, in your discussion of the warrant plan on page F-27, you state that warrants granted during the period had “no intrinsic value.” Please revise your disclosure to clarify how you account for warrants issued under this plan and provide the authoritative literature used as guidance.

The Company has complied with this comment by revising its disclosure on page F-27 to clarify how warrants issued under the plan are accounted for and has identified the authoritative literature used as guidance.

Annex A - Agreement and Plan of Merger

74. As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules and exhibits to the merger agreement, together with an agreement to furnish to us a copy of any omitted schedule or exhibit upon request.

Securities and Exchange Commission

The Company has complied with the staff’s comment by including the requested disclosures on page II-3.

*        *        *        *        *

Please direct any questions or comments regarding the foregoing to the undersigned at telephone number 202/637-5534 or, in the absence of the undersigned, to Richard J. Parrino at telephone number 703/610-6174.

Very truly yours,

/s/ Charles E. Sieving
Charles E. Sieving

Enclosures

cc:	Nancy A. Lieberman
Randall H. Doud
PAETEC Holding Corp.
US LEC Corp.
Richard J. Parrino